UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Update re FGS Global dated 11 April 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	11 April 2023

WPP PLC ("WPP")

WPP WELCOMES KKR AS STRATEGIC PARTNER IN FGS GLOBAL

WPP today announces that leading global investment firm KKR has made a growth investment in FGS Global, the strategic advisory and communications consultancy in which WPP is a majority shareholder.

FGS Global has 1,300 experts around the world advising clients in navigating complex situations and reputational challenges. It was created through the combination of leading strategic communications and public affairs firms Finsbury, The Glover Park Group, Hering Schuppener and Sard Verbinnen & Co.

FGS Global is a leading company in financial communications globally and was recently ranked the number one global PR firm for deal count and value by Mergermarket, having advised on 322 deals with a total value of over $657 billion in 2022. Its advisory services span all aspects of strategic communications, including corporate reputation, crisis management and government affairs. It operates from global offices in 27 cities around the world.

Following the investment from KKR, WPP will remain the majority owner of the company, and FGS Global employees will remain substantial shareholders. Golden Gate Capital, the private investment firm which has been a shareholder in FGS Global since 2016, will exit its investment through the sale of its interest to KKR.

The transaction values FGS Global at $1.425 billion. It is expected to close before the end of the third quarter of 2023, subject to regulatory approvals and other customary closing conditions.

The strategic partnership with KKR - one of the world's leading investment firms - will help to drive the continued growth of FGS Global, the innovation of its service offering and the expansion of its international footprint in the resilient and growing strategic advisory sector. KKR is making the investment in FGS Global primarily through its European Fund VI.

Mark Read, CEO of WPP, said: "FGS Global has established itself as a global leader in strategic advisory and communications, providing board-level counsel to the world's leading companies and organisations. We are delighted to welcome KKR as a new strategic partner in FGS Global, in a transaction that recognises the tremendous value of the business and its potential for continued strong growth."

Philipp Freise, Partner at KKR, said: "WPP and FGS Global have built an exceptional communications advisory firm. Stakeholder engagement is a boardroom issue and we are today establishing a powerful strategic partnership between WPP and KKR to support FGS Global as they continue on their path to building an industry-defining global business."

Alex Geiser, Global CEO of FGS Global, said: "We are thrilled to be joined by KKR as a strategic partner on our journey to create the world leader in strategic advisory and communications. Our mission to help leaders lead in an increasingly complex stakeholder environment is timelier than ever. The fact that a global investor with the great sophistication and experience of KKR has joined WPP in seeing what we see in our people, the work we do for clients and our future is immensely motivating. We are grateful our clients and our employees will be the beneficiaries."

Further information:

WPP
Richard Oldworth richard.oldworth@buchanancomms.co.uk +44 (0)7710 130 634
Chris Wade chris.wade@wpp.com
Niken Wresniwiro niken.wresniwiro@wpp.com

FGS Global
Dorothy Burwell / Brooke Gordon / Jennifer Loven / Dirk von Manikowsky
mediaglobal@fgsglobal.com

KKR
Julia Leeger / Miles Radcliffe-Trenner
media@kkr.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About KKR
KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR's insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR's investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR's website at www.kkr.com  and on Twitter @KKR_Co.

About FGS Global
FGS is a leading global strategic communications consultancy, with 1,300 experts around the world, advising clients in navigating complex situations and reputational challenges. FGS Global was formed from the combination of Finsbury, The Glover Park Group, Hering Schuppener and Sard Verbinnen & Co to offer board-level and c-suite counsel in all aspects of strategic communications - including corporate reputation, crisis management and government affairs - and is also the leading force in financial communications worldwide.

FGS offers seamless and integrated support with offices in the following locations: Abu Dhabi, Amsterdam, Beijing, Berlin, Boston, Brussels, Chicago, Dubai, Dublin, Düsseldorf, Frankfurt, Hong Kong, Houston, Kingston, London, Los Angeles, Munich, Paris, Riyadh, San Francisco, Shanghai, Singapore, Tokyo, Washington, D.C., West Palm Beach, and Zurich. The headquarters is based in New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 11 April 2023	By: ______________________
Balbir Kelly-Bisla
Company Secretary